SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant's name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [x]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [x]

            On January 2, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. By: ________/s/___________ Yaky Yanay Chief Financial Officer

Dated: January 5, 2003

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD. ("EVS") ANNOUNCES 2002 THIRD QUARTER
FINANCIAL RESULTS

Yoqneam, Israel, January 2, 2003 -- Elbit Vision Systems Ltd. (Nasdaq:EVSN) today announced results for the third quarter ended September 30, 2002.

Net sales for the third quarter of 2002 were $1.4 million, versus $2.5 million, reported in the same period in 2001. Net loss for the third quarter of 2002 was $0.48 million, or $0.05 per diluted share, versus net loss of $0.22 Million, or $0.02 per diluted share, for the same period in 2001.

EVS' President & CEO Mr. Zami Aberman pointed out: "The sales reduction during the last quarter is resulting from a low new orders volume in the first quarter of 2002, which amounted to 0.865 M$, compared to 2.6M$ and 2.2 M$ in the second and the third quarters of 2002 respectively. This upward trend reflects the customers' confidence in the Company's strategy that is aiming at broadening its presence in the textile market and penetrating additional markets where the quality inspection technology can be adapted".

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the textile and the non-woven industries. The Company's systems, marketed under the brand I-TEXTM and PRINTEXTM, are designed to increase the accuracy, consistency and speed of detecting and identifying defects in the manufacturing process in order to improve product quality and increase production efficiency.

Contact:

Zami Aberman - President and CEO, Elbit Vision System Ltd, Zami@evs.co.il 972-4-993-6418

Yaky Yanay -VP Finance and CFO, Elbit Vision Systems Ltd, Yaky@evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company's business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings

ELBIT VISION SYSTEMS LTD.

STATEMENTS OF OPERATIONS
(thousands, except per share data)

                                                              For the nine                   For the three
                                                              months ended                    months ended
                                                              September 30                    September 30
                                                          2002            2001            2002            2001
                                                              (Unaudited)                     (Unaudited)
                                                         U.S.$           U.S.$           U.S.$           U.S.$

NET SALES                                                5,420           6,650           1,393           2,472

COST OF SALES                                            3,537           5,114             991           1,722
                                                        ------          ------          ------          ------
       Gross profit                                      1,883           1,536             402             750
                                                        ------          ------          ------          ------
RESEARCH AND DEVELOPMENT
  EXPENSES, NET                                          1,027           1,094             357             328

MARKETING AND SELLING
  EXPENSES                                               1,111           1,143             358             402

GENERAL AND ADMINISTRATIVE
  EXPENSES                                               1,048             655             166             225
                                                        ------          ------          ------          ------
       Total operating expenses                          3,186           2,892             881             955
                                                        ------          ------          ------          ------
       Operating loss                                   (1,303)         (1,356)           (479)           (205)

OTHER INCOME (EXPENSES), NET                                (1)             25               -              17

FINANCING INCOME (EXPENSES), NET                            15              14              (5)            (35)
                                                        ------          ------          ------          ------
       Loss before taxes on income                      (1,289)         (1,317)           (484)           (223)

TAXES ON INCOME                                              5               5               1               1
                                                        ------          ------          ------          ------
       Net loss                                         (1,294)         (1,322)           (485)           (224)
                                                        ======          ======          ======          ======

      Basic and diluted net loss per share               (0.13)          (0.14)          (0.05)          (0.02)
                                                        ======          ======          ======          ======
Weighted average number of shares used in

  computing basic and diluted net loss per share        10,167           9,695          10,167          10,167
                                                        ------          ------          ------          ------

ELBIT VISION SYSTEMS LTD.

CONDENSED BALANCE SHEETS
(thousands)

                                                                                      September 30       December 31
                                                                                          2002              2001
                                                                                       (Unaudited)        (Audited)
                                                                                          U.S.$             U.S.$
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                               1,076             1,614
  Marketable securities                                                                       -               812
  Trade receivables, net of allowance for doubtful accounts                               1,172             1,168
  Other receivables                                                                         267               251
  Inventories, net of advances                                                            2,897             3,284
                                                                                          -----             -----
      Total current assets                                                                5,412             7,129
                                                                                          -----             -----
LONG-TERM ASSETS
  Long-term trade receivables and loans, net of allowance for doubtful accounts             124               172
  Deposits with insurance companies and pension funds                                       475               426
                                                                                          -----             -----
      Total long-term receivables                                                           599               598
                                                                                          -----             -----
Property and equipment, net                                                                 565               745
                                                                                          -----             -----
      Total assets                                                                        6,576             8,472
                                                                                          =====             =====

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Related party                                                                             436               276
  Trade payables                                                                            273               273
  Accrued expenses and other                                                              2,815             3,017
  Customer deposits                                                                         618             1,050
                                                                                          -----             -----
      Total current liabilities                                                           4,142             4,616
                                                                                          -----             -----
LONG-TERM LIABILITIES
  Related party                                                                               -               150
  Accrued severance pay                                                                     618               596
                                                                                          -----             -----
                                                                                            618               746
                                                                                          -----             -----
SHAREHOLDERS' EQUITY                                                                      1,816             3,110
                                                                                          -----             -----
      Total liabilities and shareholders' equity                                          6,576             8,472
                                                                                          -----             -----

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD TO COMPLETE $700,000 INVESTMENT EVS TO DISTRIBUTE 4,000,000 WARRANTS TO ITS SHAREHOLDERS

Yoqneam, Israel, January 2, 2003-- Elbit Vision Systems Ltd. (Nasdaq: EVSN) announced today that it is to complete a $700,000 investment with its 34.42% shareholder Altro Warenhandels GmbH a company owned by Alon's family, which will be buying 2000,000 shares at $0.35 per share. EVS also announced today that it will distribute four year warrants to purchase up to 4 million shares at $0.35 per share to all of its shareholders (with the exception of Altro). The transactions announced today are subject to the approval of the shareholders.

The investment announced today will replace Altro's previously announced commitment to invest in EVS and will bring the total investment of Altro in EVS to an aggregate amount of $2,200,000.

Mr. Nir Alon, the Chairman of the Board of Directors stated: "This investment is a clear indication of our confidence that the Company', under its present management, is capable to bring about a breakthrough in the development and sales, as a result of it".

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the textile and the non-woven industries. The Company's systems, marketed under the brand I-TEXTM and PRINTEXTM, are designed to increase the accuracy, consistency and speed of detecting and identifying defects in the manufacturing process in order to improve product quality and increase production efficiency.

Contact:
             Yaky Yanay -VP Finance and CFO, Elbit Vision Systems Ltd, Yaky@evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company's business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.